SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For ___September___, 2002



02057728

PE
9-1-02

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Allianz Strengthens Reserves in USA

As already indicated this spring, Allianz AG will increase the reserves of its group company Fireman's Fund Insurance Company for asbestos and environmental (A&E) risks. Tillinghast Towers-Perrin and Milliman USA had been commissioned with a detailed review of the concerned Fireman's Fund insurance portfolio. Based on this analysis the reserves for asbestos and environmental risks will be raised by 750 million US-Dollars. To finance the reserve increase Allianz is providing capital to Fireman's Fund. The transaction confirms Allianz' commitment towards Fireman's Fund.

Munich, September 13, 2002

Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties which could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro - U.S. Dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the event on, and following, September 11th, 2001.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: _____
Richard Lips
Corporate Communications

By: _____
Reinhard Preusche
Head of Compliance

DATE: September 13, 2002